June 13, 2016

Alison White

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             The Boston Trust & Walden Funds, File No. 811-06526

Dear Ms. White:

On May 27, 2016, The Boston Trust & Walden Funds (the “Registrant” or the “Funds”) filed a preliminary proxy statement.  On June 1, 2016, you provided comments by phone and email.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the definitive proxy statement, filed on behalf of the Registrant simultaneously with this letter.

1.                                      Comment. Please disclose the timing of the filing of the interfund lending exemptive order application on behalf of the Funds and indicate whether the Funds will participate in the interfund lending facility regardless of the outcome of the shareholder vote.

Response.  The following sentence has been added to the first paragraph under the heading “PROPOSALS 1-2/APPROVE AMENDMENTS TO CERTAIN FUNDAMENTAL POLICIES OF EACH FUND”:

The Application was filed on June 3, 2016, but the Funds will not participate in the Facility unless and until Proposals 1 and 2 are approved by shareholders.

2.                                      Comment. Under the section entitled “PROPOSALS 1-2/APPROVE AMENDMENTS TO CERTAIN FUNDAMENTAL POLICIES OF EACH FUND,” please modify the sentence that reads:

Proposals 1 and 2, therefore, are being proposed to modify those two fundamental investment restrictions so that the Funds may, once the Order is granted, directly lend to and borrow money from each other under the Facility.

to read

Proposals 1 and 2, therefore, are being proposed to modify those two fundamental investment restrictions so that the Funds may, if the Order is granted, directly lend to and borrow money from each other under the Facility.

Response.  The requested revision has been made.

3.                                      Comment.  Please modify the last paragraph under the section entitled “PROPOSALS 1-2/APPROVE AMENDMENTS TO CERTAIN FUNDAMENTAL POLICIES OF EACH FUND,” to clarify how the effectiveness of the changes proposed by Proposals 1 and 2 will be communicated to shareholders.  Please also modify the last instance of “Proposals” in that paragraph to read “Proposals 1 and 2.”

Response.  The relevant paragraph has been modified to read as follows:

Shareholders in each Fund will vote separately on Proposals 1 and 2.  If Proposals 1 and 2 are approved by the shareholders of a Fund, the changes will be effective for that Fund as of the date that shareholders are notified. Notification will be made through either (i) a supplement to the prospectus and/or Statement of Additional Information (“SAI”) or (ii) revisions to such documents at the time of the annual update to the Fund’s registration statement.  Neither the Board nor the Adviser know of any contest or dispute as to the actions to be taken under Proposals 1 and 2.  If shareholders of a Fund fail to approve either Proposal 1 or 2, none of the changes contemplated by Proposals 1 and 2 will be effective for that Fund.

4.                                      Comment.  Please add disclosure under the proposed fundamental policy regarding borrowing to (i) make it clear that the Fund may only enter into reverse repurchase agreements to the extent that it sets aside, and marks-to-market daily, liquid securities equal to the Fund’s potential obligations or economic exposure under the investments and (ii) clarify that in the event that asset coverage at any time falls below 300%, the Fund will within three business days, or longer if permitted by the SEC, reduce the amount of borrowing to the extent that the asset coverage of the amounts borrowed is at least 300%.

Response.  The following disclosure has been added where requested:

In the event that asset coverage at any time falls below 300%, the Fund will within three business days, or longer if permitted by the SEC, reduce the amount of borrowing to the extent that the asset coverage of the amounts borrowed is at least 300%.  To the extent that the Fund may invest in reverse repurchase agreements, it will segregate with its custodian liquid securities equal to the Fund’s potential obligation. These securities will be marked-to-market daily.

5.                                      Comment. Please include the disclosure requested by Item 9 of Schedule 14A.

Response.  The Registrant, a Massachusetts business trust, does not hold annual meetings of security holders. Because the proxy statement does not relate to the Registrant’s annual meeting or any meeting in lieu of such annual meeting, we have concluded that Item 9 of Schedule 14A does not apply. We therefore respectfully decline to include the requested disclosure.

6.                                      Comment.  In the third paragraph in the section entitled “PROPOSAL 3/ELECTION OF TRUSTEE,” please specify the percentage of Trustees that must be elected by shareholders before the Board may appoint any new Trustees.

Response.  The first sentence of the referenced paragraph has been revised to read as follows:

The Investment Company Act of 1940, as amended (the “1940 Act”), requires two-thirds of the Trustees to have been elected by shareholders before the Board can appoint any new Trustees.

7.                                      Comment.  Please add disclosure under the subsection entitled “Leadership Structure and Board of Trustees” as needed to address fully the requirements of Item 22(b)(15)(i) of Schedule 14A.

Response.  The following sentence has been added at the end of the referenced subsection:

During the Trust’s last fiscal year, the Board met four times.

8.                                      Comment.  Please add disclosure under the subsection entitled “Board Committees” as needed to address fully the requirements of Item 22(b)(15)(ii) of Schedule 14A.

Response.  The second paragraph is replaced in its entirety by the following two paragraphs:

The Nominating Committee, also comprised of all the Independent Trustees, evaluates the qualifications of candidates and makes nominations for independent trustee membership on the Board. The Nominating Committee is governed by a charter and supplemental guidelines.  While there are no specific minimum qualifications that a nominee must possess, the Nominating Committee considers factors such as a nominee’s business, management or regulatory background, ability to demonstrate financial literacy, and an ability to think and act independently.  In addition, nominees should represent a diversity of viewpoints, backgrounds, experiences and other demographics.  Age, gender, race and national origin are relevant, but not determinative, factors considered by the Nominating Committee.

The Nominating Committee generally receives recommendations for nominees from the Independent Trustees, the Funds’ adviser and/or officers of the Trust; Ms. McGeveran was recommended by personnel of the Funds’ adviser.  The Nominating Committee then meets separately to evaluate those recommendations to make its nominations. The Nominating Committee does not consider nominees recommended by shareholders. The Board believes this policy is appropriate because, in the Board’s view, the Independent Trustees are in a better position than shareholders to evaluate the current staffing needs of the Board and the qualifications of candidates relative to those needs.  During the last fiscal year, the Nominating Committee held three meetings.

9.                                      Comment:  In the first paragraph in the subsection “Approval of Proposal 3” in section entitled “VOTING SECURITIES AND VOTING,” please clarify that under the plurality system, Ms. McGeveran will be elected as a Trustee if she receives one affirmative vote.

Response:  The following sentence has been added to the end of the referenced paragraph:

This means that if Ms. McGeveran receives one affirmative vote, she will be elected to the Board.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•                  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely,

/s Michael V. Wible
Michael V. Wible